SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT
TO
RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  4)1

	STEELCASE INC.
(Name of Issuer)

	Class A Common Stock
(Title of Class of Securities)

	858155203
(CUSIP Number)

	December 31, 2002
(Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	? Rule 13d-1(b)
                                 	? Rule 13d-1(c)
                                 X	? Rule 13d-1(d)



1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





Page 1 of 4 pages

[1]CUSIP No. 858155-20-3
Schedule 13G
Page 2 of 4 Pages

(1)	Names of Reporting Persons
	I.R.S. Identification No. of Above Persons (Entities Only)

	JAMES C. WELCH


(2)	Check the Appropriate Box if a Member of a Group*
	(a)	[	]
	(b)	[	]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

	MICHIGAN

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power		3,696,713 shares

(6)	Shared Voting Power		1,230,005 shares

(7)	Sole Dispositive Power		0 shares

(8)	Shared Dispositive Power		4,926,718 shares

(9) Aggregate Amount Beneficially Owned by Each Reporting
Person
						4,926,718 shares

(10) Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	[   ]

(11)	Percent of Class Represented by Amount in Row 9
						10.87% (includes convertible
Class B stock)

(12)	Type of Reporting Person*
						IN


CUSIP No. 858155-20-3
Schedule 13G
Page 3 of 4 Pages

[2]Item 1(a).	Name of Issuer:

		Steelcase Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

		901 44th Street
		Grand Rapids, Michigan  49508

Item 2(a).	Name of Person Filing:

		James C. Welch

Item 2(b).	Address of Principal Business Office or, if None,
Residence:

		2740 Darby S.E.
		Grand Rapids, Michigan 49506

Item 2(c).	Citizenship:

		Michigan

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		858155-20-3

Item 3.		If this statement is filed pursuant to Rule
13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

		(a)	?	Broker or dealer registered under Section
15 of the Act;

		(b)	?	Bank as defined in Section 3(a)(6) of the
Act;

		(c)	?	Insurance company as defined in Section
3(a)(19) of the Act;

		(d)	?	Investment company registered under
Section 8 of the Investment Company Act;

		(e)	?	Investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E);

		(f)	?	Employee benefit plan or endowment fund
in accordance with Rule 13d-1(b)(1)(ii)(F);

		(g)	?	Parent holding company or control person
in accordance with Rule 13d-1(b)(1)(ii)(G);

		(h)	?	Savings association as defined in Section
3(b) of the Federal Deposit Insurance Act;

		(i)	?	Church plan that is excluded from the
definition of an investment company under Section 3(c)(14) of the Investment Company Act;

		(j)	?	Group, in accordance with Rule 13d-
1(b)(1)(ii)(J).



[3]Securities and Exchange Commission
Schedule 13G
Page 4 of 4 pages

Item 4.		Ownership.

		(a)	Amount Beneficially Owned:	4,926,718 shares

		(b)	Percent of Class:				10.87%

		(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote
	3,696,713 shares

(ii) Shared power to vote or to direct the
vote 		1,230,005 shares

(iii) Sole power to dispose or to direct the
disposition of		0 shares

(iv) Shared power to dispose or to direct the
disposition of		4,926,718 shares

The number of shares reported above includes 4,794,178 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any persons other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which Shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters. If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mr. Welch would be deemed to be the beneficial owner of 3.3% of the Class A Common Stock.

Item 5.		Ownership of Five Percent or Less of a Class.

		Not Applicable

Item 6.		Ownership of More than Five Percent on Behalf
of Another Person.

Not Applicable

Item 7.		Identification and Classification of the
Subsidiary Which
		Acquired the Security Being Reported on by the Parent
		Holding Company.

Not Applicable

Item 8.		Identification and Classification of Members of
the Group.

		Not Applicable

Item 9.		Notice of Dissolution of Group.

		Not Applicable

Item 10.		Certifications.

Not Applicable


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





		February 12, 2003					/s/ JAMES
C. WELCH
									James C.
Welch, by Scott E. Petersen
									under
Limited Power of Attorney


LIMITED POWER OF ATTORNEY


	The undersigned does hereby appoint SCOTT E. PETERSEN, PAUL
J. RYAN and M. GAYLE ROBINSON, or any one or more of them, her true and lawful attorneys and agents to execute and file any and all instruments that such attorneys and agents, or any of them, may consider necessary or advisable to enable the undersigned (in her individual capacity or in a fiduciary or other capacity) to comply with the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), and any requirements of the Securities and Exchange Commission with respect to the 1933 Act or the 1934 Act, in connection with the preparation, execution and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of Steelcase Inc. that the undersigned (in her individual capacity or in a fiduciary or other capacity) may be required to file pursuant to Rule 144 issued under the 1933 Act or pursuant to Sections 13 or 16 of the 1934 Act including, without limitation, full power and authority to sign the undersigned's name, in her individual capacity or in a fiduciary or other capacity, to any report, application or statement on Form ID, Form 144, Forms 3, 4, or 5, Schedules 13D or 13G, or to any amendments or successor forms thereto, or to any form or forms adopted by the Securities Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue of this Limited Power of Attorney.

The undersigned agrees that the attorneys-in-fact named herein may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact. The undersigned also agrees to indemnify and hold harmless the attorneys-in-fact against any losses, claims, damages or liabilities (or actions in respect thereof) that arise out of or are based upon any untrue statement or omission of necessary fact in the information provided by the undersigned to the attorneys-in-fact for purposes of executing, acknowledging, delivering or filing any such forms, or any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto.

This authorization shall remain in effect until the undersigned executes a written revocation and delivers a copy of the written revocation to one or more of the attorneys-in-fact.





Date:  June 17, 2002	 				/s/ James C.
Welch
							James C. Welch
[1]LINE SPACING has been changed to fit text on one page.
[2]LINE SPACING has been changed to fit the text on one page
[3]LINE SPACING has been changed to fit the text on one page